EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pretax loss from continuing operations	(128,815)	(73,118)	(92,924)	(88,258)	(60,962)
Add:
Fixed charges	16,416	688	338	719	561

Total Earnings	(112,399)	(72,430)	(92,586)	(87,539)	(60,401)

Fixed Charges:
Interest expensed	16,357	630	278	661	475
Estimate of interest expense within rental expense	59	58	60	58	86

Total Fixed Charges	16,416	688	338	719	561

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(128,815)	(73,118)	(92,924)	(88,258)	(60,962)